Managed High Yield Plus Fund Inc.
1285 Avenue of the Americas
New York, New York 10019-6028

August 9, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentleman:

     Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Managed High Yield Plus Fund Inc. has made disclosure pursuant to such provisions in its Annual Report on Form N-CSR for the fiscal year ended May 31, 2013, which was filed with the U.S. Securities and Exchange Commission on August 9, 2013.

Very truly yours,

Managed High Yield Plus Fund Inc.

By:	/s/ Thomas Disbrow
Name:	Thomas Disbrow
Title:	Vice President and Treasurer